

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

<u>Via U.S. mail</u>
Barbra E. Kocsis
Chief Financial Officer and Vice President
Merrill Lynch Alternative Investments, LLC
Four World Financial Center, 11th Floor
250 Vesey Street
New York, NY 10080

  Re: **ML Select Futures I L.P.**
    Form 10-K for the fiscal year ended December 31, 2013
    Filed on March 25, 2014
    File No. 000-50269

Dear Ms. Kocsis:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2013</u>

<u>Item 9A: Controls and Procedures, page 40</u>

1) Please amend your filing to include management's assessment of internal control over financial reporting for the most recent period presented within your financial statements.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief